UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cyxtera Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23284C102

(CUSIP Number)

Victor Semah

c/o Cyxtera Technologies, Inc.

2333 Ponce De Leon Blvd, Ste 900

Coral Gables, FL 33134

(305) 537-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284C102	13D	Page 1 of 15 pages

1	Names of Reporting Persons SIS Holdings LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 2 of 15 pages

1	Names of Reporting Persons SIS Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 3 of 15 pages

1	Names of Reporting Persons BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 4 of 15 pages

1	Names of Reporting Persons BCEC Management X Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 5 of 15 pages

1	Names of Reporting Persons CIE Management IX Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 6 of 15 pages

1	Names of Reporting Persons BC Partners Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 7 of 15 pages

1	Names of Reporting Persons BC Partners Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 8 of 15 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 9 of 15 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 10 of 15 pages

1	Names of Reporting Persons Manuel D. Medina
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.5%
14	Type of Reporting Person IN

CUSIP No. 23284C102	13D	Page 11 of 15 pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

As described in Item 4 below, on January 31, 2021, SIS Holdings LP exercised its option to purchase 3,750,000 shares of Class A Common Stock (the “Option Purchase Shares”) from the Issuer for aggregate consideration of $37,500,000, or $10 per share, pursuant to the previously disclosed Optional Share Purchase Agreement. SIS Holdings LP used cash on hand for the purchase of the Option Purchase Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

Share Purchase Pursuant to Optional Share Purchase Agreement

On January 31, 2021, pursuant to its rights under the Optional Share Purchase Agreement, SIS Holdings LP purchased the Option Purchase Shares at a price of $10.00 per share from the Issuer.

CUSIP No. 23284C102	13D	Page 12 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 178,566,352 shares of Class A Common Stock outstanding, which includes (i) 171,066,352 shares of Class A Common Stock outstanding as of January 25, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 26, 2022, and (ii) 7,500,000 shares of Class A Common Stock issued as a result of the purchases made pursuant to the Optional Share Purchase Agreement, which includes 3,750,000 shares of Class A Common Stock issued to SIS Holdings LP and 3,750,000 shares of Class A Common Stock issued to investment funds affiliated with Starboard Value LP:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SIS Holdings LP	109,850,000	61.5%	0	109,850,000	0	109,850,000
SIS Holdings GP LLC	109,850,000	61.5%	0	109,850,000	0	109,850,000
BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.	109,850,000	61.5%	0	109,850,000	0	109,850,000
BCEC Management X Limited	109,850,000	61.5%	0	109,850,000	0	109,850,000
CIE Management IX Limited	109,850,000	61.5%	0	109,850,000	0	109,850,000
BC Partners Group Holdings Limited	109,850,000	61.5%	0	109,850,000	0	109,850,000
BC Partners Holdings Limited	109,850,000	61.5%	0	109,850,000	0	109,850,000
Medina Capital Fund II - SIS Holdco, L.P.	109,850,000	61.5%	0	109,850,000	0	109,850,000
Medina Capital Fund II - SIS Holdco GP, LLC	109,850,000	61.5%	0	109,850,000	0	109,850,000
Manuel D. Medina	109,850,000	61.5%	0	109,850,000	0	109,850,000

SIS Holdings LP is the record holder of the shares of Class A Common Stock reported herein.

The general partner of SIS Holdings LP is SIS Holdings GP, LLC., which is managed by a board of directors, a majority of which is appointed by BCEC Cyxtera Technologies Holdings (Guernsey) L.P. The general partners of BCEC Cyxtera Technologies Holdings (Guernsey) L.P. are CIE Management IX Limited and BCEC Management X Limited, which are controlled by

CUSIP No. 23284C102	13D	Page 13 of 15 pages

the board of directors, which are appointed by BC Partners Group Holdings Limited, which is a majority owned subsidiary of BC Partners Holdings Limited, which is controlled by Lee Clark, Karen Jamieson and Mark Rodliffe. As a result, each of the foregoing entities may be deemed to share voting and investment power over the shares of Class A Common Stock held by SIS Holdings LP.

Medina Capital Fund II- SIS Holdco, L.P. maintains the right to elect one of BCEC Cyxtera Technologies Holdings (Guernsey) L.P.’s director designees and a negative consent right over the disposition of the securities held by SIS Holdings LP. Medina Capital Fund II - SIS Holdco GP, LLC is the general partner of Medina Capital Fund II- SIS Holdco, L.P., which is ultimately controlled by Manuel D. Medina. As a result, Mr. Medina and each of the foregoing entities may be deemed to share voting and investment power over the shares of Class A Common Stock held by SIS Holdings LP.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Investor Parties may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by SVAC Sponsor LLC and such shares are not the subject of this Schedule 13D.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 23284C102	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

SIS Holdings LP
By:	SIS Holdings GP, LLC, its General Partner

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Chief Executive Officer

SIS Holdings GP LLC

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Chief Executive Officer

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director of the General Partners

BCEC Management X Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

CIE Management IX Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

BC Partners Group Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

CUSIP No. 23284C102	13D	Page 15 of 15 pages

BC Partners Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

Medina Capital Fund II - SIS Holdco, L.P.

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

Medina Capital Fund II - SIS Holdco GP, LLC

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

/s/ Manuel D. Medina
Name:	Manuel D. Medina